UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 9)

MORPHOSYS AG

(Name of Subject Company (Issuer))

NOVARTIS BIDCO AG

an indirect wholly owned subsidiary of

NOVARTIS AG

(Name of Filing Persons (Offerors))

Ordinary Shares, no Par Value

(Title of Class of Securities)

617760202

(CUSIP Number of Class of Securities)

Karen L. Hale

Chief Legal Officer

Novartis AG

Lichstrasse 35

CH-4056 Basel

Switzerland

Telephone: +41-61-324-1111

Fax: +41-61-324-7826

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jenny Hochenberg Freshfields Bruckhaus Deringer US LLP 601 Lexington Ave. New York, NY 10022 Telephone: +1 646 863-1626	Doug Smith Freshfields Bruckhaus Deringer LLP 100 Bishopsgate London EC2P 2SR United Kingdom +44 20 7936 4000

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 9 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 11, 2024 (together with any amendments and supplements hereto, the “Schedule TO”) by Novartis AG, a stock corporation organized under the Laws of Switzerland (“Novartis”) and Novartis BidCo AG, a stock corporation organized under the Laws of Switzerland and an indirect wholly owned subsidiary of Novartis AG (the “Bidder” and, together with the Novartis, the “Filing Persons”). The Schedule TO relates to the voluntary takeover offer (the “Takeover Offer”) by the Bidder to purchase all no-par value registered shares (the “MorphoSys Shares”) in MorphoSys AG (“MorphoSys”), including the MorphoSys Shares represented by American Depositary Shares (“MorphoSys ADSs”), pursuant to a Business Combination Agreement, dated as of February 5, 2024, among MorphoSys and the Filing Persons. The terms and conditions of the Takeover Offer are described in the Offer Document, dated as of April 11, 2024, copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer Document”), and, where applicable, the related Declaration of Acceptance or ADS Letter of Transmittal and the instructions thereto, copies of which were filed as Exhibits (a)(1)(B) and (a)(1)(E), respectively, to the Schedule TO.

This Amendment is being filed solely to amend and supplement items to the extent specifically provided herein. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO, including all exhibits thereto, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

ITEMS 1 THROUGH 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following:

On May 8, 2024, the Bidder published an announcement in the German Federal Gazette (the “Announcement”) announcing that the acceptance of the takeover offer has been validly declared in accordance with Sec. 13.1.2 of the offer document for a total of 3,683,015 MorphoSys Shares, representing approximately 9.77% of the share capital and the voting rights as of May 8, 2024, and the acceptance of the offer has been declared in accordance with Secs. 13.3.2 and 13.3.3 of the offer document for 440 MorphoSys Shares, representing approximately 0.0012% of the share capital and the voting rights as of May 8, 2024, effective after the end of the acceptance period. As of May 8, 2024, the Bidder held a total of 4,360,100 MorphoSys Shares, representing approximately 11.56% of the share capital and the voting rights. Therefore, as of May 8, 2024, the total number of MorphoSys Shares, for which the takeover offer has been accepted, plus the MorphoSys Shares held by the Bidder, amounts to 8,043,555 MorphoSys Shares, representing approximately 21.33% of the share capital and the voting rights and approximately 21.36% of all MorphoSys Shares existing, excluding treasury shares held by MorphoSys. An English translation of the Announcement is filed hereto as Exhibit (a)(5)(P) and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit	Description
(a)(5)(P)	Announcement pursuant to Section 23 para. 1 sentence 1 of the German Securities Acquisition and Takeover Act, as published in the German Federal Gazette, dated May 8, 2024 (English translation of document prepared in German only).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2024

NOVARTIS BIDCO AG

By:	/s/ David Quartner
Name: David Quartner
Title: As Attorney

By:	/s/ Lukas Gilgen
Name: Lukas Gilgen
Title: As Attorney

NOVARTIS AG

By:	/s/ David Quartner
Name: David Quartner
Title: As Attorney

By:	/s/ Lukas Gilgen
Name:Lukas Gilgen
Title: As Attorney

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